

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Shaun Roberts
President, Chief Executive Officer and Director
KonaRed Corporation
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

> **Re: KonaRed Corporation**
> **Form 8-K**
> **Filed October 10, 2013**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed August 29, 2013**
> **File No. 333-176429**

Dear Mr. Roberts:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Brigitte Lippmann (for)
>
> John Reynolds
> Assistant Director

cc: Craig Rollins
        Clark Wilson LLP